UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE MERGER CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,182,005,167	$298,177
(1)

Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 101,566,610 shares of Terra Industries Inc. common stock (the sum of (x) 100,105,516 shares of Terra Industries Inc. common stock outstanding as of February 25, 2010 and (y) 1,462,094 shares of Terra Industries Inc. common stock issuable upon the vesting of stock-based awards and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2009 and preliminary Proxy Statement on Schedule 14A filed on February 24, 2010), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on March 1, 2010 ($41.18).

(2)	The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $71.30 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $29,148	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4	Date Filed: March 5, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on March 5, 2010, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Merger Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by Composite to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation for $37.15 in cash, less any applicable withholding taxes and without interest, and 0.0953 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated March 5, 2010 (the “Offer to Exchange”), which is set forth as Exhibit (a)(4) hereto and (2) the related letter of transmittal (the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  CF Holdings also filed a Registration Statement on Form S-4 on March 5, 2010, of which the Offer to Exchange forms a part.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

ITEM 1 AND 4. TERMS OF THE TRANSACTION.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following:

On March 12, 2010, CF Holdings announced that it had extended the Offer until 12:00 midnight, Eastern time, on Friday, April 2, 2010, unless further extended.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On March 11, 2010, Yara delivered a letter to Terra informing Terra that Yara did not intend to make a proposal that would be at least as favorable to the stockholders of Terra as the CF Holdings proposal and waiving its right to exercise the five business day match right under the Yara/Terra merger agreement.

Later on March 11, 2010, Agrium announced that it will no longer pursue an acquisition of CF Holdings or the election of its nominees to the CF Holdings board of directors and will allow its unsolicited exchange offer for CF Holdings to expire on March 22, 2010.

On March 12, 2010, CF Holdings and Yara were notified by Terra that the Terra board of directors had elected to terminate the Yara/Terra merger agreement. CF Holdings paid (on behalf of Terra) to Yara the termination fee due under the Yara/Terra merger agreement which terminated in accordance with its terms. Concurrently with the termination of the Yara/Terra merger agreement, Terra executed the merger agreement with CF Holdings and Composite.

Also on March 12, 2010, Terra filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC recommending that Terra stockholders tender their shares of Terra common stock in the offer.

Later on March 12, 2010, CF Holdings and Terra issued a joint press release announcing the execution of the merger agreement.

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ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(C)                         Joint press release of CF Holdings and Terra, dated March 12, 2010 (incorporated by reference to Exhibit 99.1 to the CF Holdings Current Report on Form 8-K, filed March 12, 2010).

Item 12 of the Schedule TO is hereby amended by deleting the existing Exhibit (a)(1)(F) and Exhibit (a)(1)(G) and substituting the following as Exhibit (a)(1)(F):

(a)(1)(F)                           Agreement and Plan of Merger, dated March 12, 2010, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc. (incorporated by reference to Exhibit 2.1 to the CF Holdings Current Report on Form 8-K, filed March 12, 2010).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE MERGER CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: March 12, 2010

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EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(1)(F)	Agreement and Plan of Merger, dated March 12, 2010, among CF Industries Holdings, Inc., Composite Merger Corporation and Terra Industries Inc.**
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated March 5, 2010*
(a)(5)(B)	CF Holdings press release, dated March 10, 2010*
(a)(5)(C)	Joint press release of CF Holdings and Terra, dated March 12, 2010***
(b)	Not applicable
(d)	Commitment Letter, dated March 10, 2010, among CF Industries Holdings, Inc., Morgan Stanley Senior Funding, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd.*
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by reference to Exhibit 2.1 to the CF Holdings Current Report on Form 8-K, filed March 12, 2010
***	Incorporated by reference to Exhibit 99.1 to the CF Holdings Current Report on Form 8-K, filed March 12, 2010

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